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                                 USA Interactive
                              152 West 57th Street
                                   42nd Floor
                            New York, New York  10019




                                                               September 5, 2002



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth St., N.W.
Washington, D.C.  20549

Attention:  Josh Englard

         RE: REGISTRATION STATEMENT ON FORM S-3 (333-90448) OF USA INTERACTIVE FILED ON JUNE 13, 2002

Ladies and Gentlemen:

         USA Interactive ("USA") hereby requests withdrawal of the Registration Statement on Form S-3 (333-90448) filed by USA on June 13, 2002 with the Securities and Exchange Commission (the "Commission").

         In accordance with Rule 477 promulgated pursuant the Securities Act of 1933, USA confirms that no securities of USA were sold pursuant to the Registration Statement. Effectiveness of the Registration Statement has not been granted. The grounds on which USA makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement.

         Please contact the undersigned (tel. 212-314-7230) or our counsel,
J. D. Weinberg of Covington & Burling (tel. 212-841-1037), should you have any questions regarding the foregoing.

                                               Very truly yours,

                                               USA INTERACTIVE


                                           By: /s/ JOANNE HAWKINS
                                               ---------------------------------
                                               Name:  Joanne Hawkins
                                               Title:  Associate General Counsel